sappi	Sappi Limited
May 7, 2010	Corporate Accounting (Reg. no. 1936/008963/06) PO Box 31560 2017 Braamfontein South Africa Tel +27 (0)11 407 8111 Fax +27 (0)11 403 8854

Mr. Damon Colbert
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Dear Mr. Colbert

Form 20-F, for the fiscal year ended September 27, 2009, Filed December 11, 2009
File No. 001-14872
Response to the Securities and Exchange Commission letter dated March 15, 2010

We, Sappi Limited, a company incorporated under the laws of the Republic of South Africa (the “Company”), have set forth below the Company’s responses to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated March 15, 2010, with respect to the Company’s Form 20-F for the fiscal year ended September 27, 2009.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the SEC staff comment letter.

Comment No. 1

SEC Staff Comments

Operating and Financial Review and Prospects – Alternative Fuel Mixture Tax Credits,

1.
To the extent that definitive U.S. Internal revenue Service guidance on the taxability of the alternative fuel tax credits is not issued before you file your 2010 Form 20-F, and there remains a known uncertainty, we believe you should provide disclosure for investors to understand the nature and extent of the uncertainties associated with the methods, assumptions, estimates and judgments surrounding the credits, along with the potential impact on your financial Statements, pursuant to Item 5.D. of Form 20-F.  please provide us with the text of the disclosure to be included in your 2010 Form 20-F, as applicable.

Directors: Dr D C Cronjé (Chairman), Messrs R J Boëttger (Chief Executive Officer), J E Healey (USA), NP Mageza, H C Mamsch (Germany), J D McKenzie and M R Thompson, Drs D Konar and
R Thummer (Austria), Mses K R Osar (USA) and B Radebe, Prof M Feldberg (USA), Sir A N R Rudd (UK)
Secretaries Sappi Management Services (Pty) Ltd (Reg No 1989/001134/07)

Company’s Response to Comment 1

At the time of the preparation of our annual report on Form 20-F for the fiscal year ended September 27, 2009, we considered these alternative fuel tax credits as fully taxable and treated them as such in the calculation of our taxation provision in our consolidated financial statements.  As of September 27, 2009, prior to giving effect to the taxation of the alternative fuel tax credits, our U.S. operations had unutilized net operating tax loss carry forwards of $876 million.  As of the same date, our U.S. operations had unutilized net operating tax loss carry forwards of $789 million after giving effect to the treatment of the alternative fuel tax credits of $87 million as taxable income.  Therefore, in our 2009 fiscal year we were not subject to any U.S. regular tax, but were subject to Alternative Minimum Tax of $0.2 million largely impacted by the inclusion of the alternative fuel tax credits in taxable income.

We will disclose the tax treatment of the alternative fuel tax credits in our annual report on Form 20-F for fiscal 2010.

Comment No. 2

SEC Staff Comments

Part III
Item 19.  Exhibits

2.
We note that you failed to include the attachments, exhibits, or schedules to some of your filed exhibits.  Please file a complete copy of Exhibit 4.10, Exhibit 4.12, Exhibit 4.13, Exhibit 4.15, Exhibit 4.16 and Exhibit 4.18 with your next Exchange Act report.

Company’s Response to Comment 2

We have filed all exhibits, attachments and schedules to the exhibits mentioned in your comments that we believe are material to an investor’s understanding of the exhibit in question.  For example, exhibits and Schedules which include defined terms used in an agreement (for example Schedule 1 to the Master Business and Share Sale and Purchase Agreement referenced as Exhibit 4.15 in the Annual Report on Form 20-F) or conditions precedent (for example Schedule 2 to the Credit Agreement referenced as Exhibit 4.13) are clearly required for a complete understanding of the agreement to which they relate, and we have consistently filed them.  However, if an agreement includes as an exhibit a form of material agreement we have not filed such forms and have instead filed the completed, executed versions of agreement based on such forms, as filing the form in addition to the completed document would be duplicative and would not provide investors with useful additional information.  The other exhibits and schedules which we have not filed include ancillary agreements, disclosure schedules, forms of compliance, accession or transfer certificates and other documents which do not contain additional material information for investors beyond that which is already included in our public disclosure or in the text of the agreement itself.  We have set forth more detailed information about such omitted non-material documents below.  We believe that to include all exhibits and schedules to such agreements, which in some cases would require investors to read through hundreds of additional pages of disclosure, would place an unnecessary burden on us and require investors to sift through considerable amounts of additional information which is not presented in plain English, without providing a material benefit to investors.

In addition, with respect to the Master Business and Share Sale and Purchase Agreement referenced as Exhibit 4.15 in our Annual Report on Form 20-F (the “SPA”), we do not believe it should be necessary to file as an exhibit to our Form Annual Report on Form 20-F the attachments to such agreement since Item 601(b)(2) of Regulation S-K does not require schedules to a plan of acquisition or succession to be filed as exhibits unless the schedules contain information that is material to an investment decision and that is not otherwise disclosed in the plan/agreement or the disclosure document. The annexes to the SPA do not contain information material to an investment decision that is not otherwise disclosed in the Agreement, our Annual Report on Form 20-F or our other disclosure filings. Although technically Item 601(b)(2) does not apply to Forms Annual Report on Form 20-F, we note that a domestic issuer would be able to file such an agreement without annexes as an exhibit to its Form 8-K or 10-K.  We respectfully request that the exhibit filing requirement for our Annual Report on Form 20-F not be more extensive than that required for a domestic issuer in a similar situation.

Exhibit 4.15 -- Master Business and Share Sale and Purchase Agreement, relating to the sale and purchase of the M-real Corporation coated graphic paper business, between M-real Corporation and others and Sappi Limited and others dated September 29, 2008.

We have filed all Schedules to the SPA, which was entered into in the context of our acquisition (the “Acquisition”) of M-real Corporation’s coated graphic paper business (the “Acquired Business”) in 2008.  However, we have not filed the Attachments as such attachments are either not material, have already been filed as separate documents or have otherwise been disclosed:

●
Attachment 1 contains unconsolidated historical statutory accounts and, in some cases, auditor reports, for four entities acquired in the Acquisition.  These documents were provided as contractual disclosure between the parties but are not material to an investment decision. Furthermore, financial information has been extracted from these accounts and reflected in the carve-out accounts furnished under cover of a Form 6-K, as described below with respect to Attachment 3.  In addition, these documents are in German, and given their lack of materiality we believe it would be unduly burdensome for us to prepare English translations or summaries;

●
Attachment 2 contains the M-real Controllers’ Manual which was provided to us in the context of the Acquisition to allow for the continuation of the internal audit function of the Acquired Business while we were implementing our own accounting and controlling procedures, a process that is now complete (we are now applying our own accounting policies, as described in Note 2 to our consolidated financial statements included in our Annual report on Form 20-F, to the Acquired Business).  This document is not material to an investment decision.  It is also voluminous so that filing would be unduly burdensome given its lack of materiality, and filing this document could moreover raise confidentiality concerns;

●
Attachment 3 are combined carve-out accounts of the Acquired Business.  Such accounts were part of a South African circular to shareholders which was furnished at the time of the Acquisition under cover of a Form 6-K;

●	Attachment 4 are press releases regarding the Acquisition that were furnished at the time of the Acquisition under cover of Forms 6-K;
●
Attachment 5 is the completion statement containing the workings to determine the various elements of the purchase price and its adjustments.  These purchase price adjustments have been completed and the results were disclosed in note 34 to our consolidated financial statements beginning on page F-109 of the Annual Report on Form 20-F;

●	Attachment 6 is merely a list of documents provided to us at the time in the data room for the Acquisition, which is voluminous and not material to an investment decision;
●
Attachment 7 is a disclosure letter containing certain disclosures to us as a matter of contractual risk allocation between the parties.  This schedule does not contain any material information about the Acquired Business that is not already disclosed in the Annual Report on Form 20-F or our other filings.  In addition, large parts of this schedule consist of cross-references to documents in the data-room that are of no interest without such further documents;

●
Attachment 8 is a list of names of certain employees of the Acquired Business that were transferred to us in the Acquisition (approximately 1,200 names in total), together with their positions.  This list is not material to an investment decision and filing it could, in addition, potentially raise privacy concerns for the individuals on the list.  Parts of this document are in Finnish and German, and given their lack of materiality we believe it would be unduly burdensome for us to prepare English translations or summaries;

●
Attachment 9 are forms for the assignment of design rights, patents and trade marks.  These forms, which when filled in and executed do not constitute material agreements, merely implement the transfer of the business assets agreed in the SPA;

●	Attachment 10 was intentionally left blank;
●
Attachment 11 is a term sheet for transitional services (such as IT, accounting and invoicing) provided to us by the seller for a transitional period after the Acquisition was completed to ensure an efficient transfer of the Acquired Business.  Please note that such services were not material and are no longer provided;

●	Attachment 12 is a form of lock-up deed, an executed copy of which was filed as Exhibit 4.16 of the Annual Report on Form 20-F;
●
Attachments 13 to 17 are agreements between us and M-real for the supply of wood, pulp and energy, as well as marketing agreements.  At the time, we determined that these agreements were not material agreements required to be filed pursuant to Item 19 -- Exhibits of Form 20-F, and certain parts of these agreements are confidential.  In addition, the existence of such agreements was disclosed in our Annual Report on Form 20-F;

●
Attachments 18 to 23 are various non-material agreements that merely implement the transfer of shares, business assets and real estate agreed in the SPA.  In addition, parts of certain of these documents are not in English, and given their lack of materiality we believe it would be unduly burdensome for us to prepare English translations or summaries;

●
Attachment 24 is a generic form of loan for interim financing used for the structuring and documentation of the Acquisition.  On the closing of the Acquisition, certain of our subsidiaries acquiring assets issued loans to M-real using these forms, and such loans were immediately assigned to us.  This attachment does not contain material information, and no such loans are outstanding;

●	Attachment 25 is a form of the M-real vendor loan note, an executed copy of which was filed as Exhibit 4.17 of the Annual Report on Form 20-F;
●
Attachments 26, 27 and 28 are term sheets for further commercial agreements and arrangement regarding energy supplies between us and M-real, as well as an option for us to acquire a share in a further entity from M-real.  These agreements are not material, and certain parts are confidential;

●	Attachment 29 is a letter relating to the participation of the underwriters in the rights offering we conducted in connection with the Acquisition. The rights offering closed on December 18, 2008.
●
Attachment 30 are the workings for the allocation of obligations  in the context of the total net debt adjustment.  The adjustment has been completed and the results were disclosed in our financial statements;

●
Attachments 31 and 32 are lists of fixed assets and vehicles, neither of which is material.  In addition, certain parts are not in English, and given their lack of materiality we believe it would be unduly burdensome for us to prepare English translations or summaries; and

●
Attachment 33 is a schedule of outstanding lease payments until 2011 at one of the acquired mills.  These instalments, which are not of any material amount, are now reflected in our financial statements.

Exhibit 4.10 -- Amended and Restated Term Loan Facility Agreement dated August 27, 2009

We have filed all material schedules to this exhibit.  We have omitted the following non-material schedules:

●
Schedules 3, 5 to 8 and 16 are forms of utilization request and transfer and compliance certificates as well as accession and resignation letters and increase confirmation.  These schedules are merely forms to aid the parties in taking certain actions under the agreement in an efficient manner, avoiding the risk of confusion.  Such forms contain no material information, nor are they required for an understanding of the agreement.

●
Schedules 12 to 14 set forth amendments to other agreements, accessions and consents, as well as transfers pursuant to other agreements required to be effected in the context of entering into this agreement.  None of these schedules contains material information, and the other agreements implicated are themselves not material;

●	Schedule 11 specifies the day and time utilization requests and certain notifications have to be made. This information is neither material nor required for understanding the agreement; and
●	Schedule 17 sets forth verbatim for convenience certain English statutory provisions that are referenced in the agreement. This information is publicly available.

Exhibit 4.12 -- Intercreditor Agreement, dated August 27 2009

We have filed all material schedules to this exhibit.  We have omitted the following non-material schedules:

●
Schedules 2 and 3 are forms of a debtor accession deed and a creditor/agent accession undertaking. These schedules are merely forms to aid the parties in taking certain actions under the agreement in an efficient manner, avoiding the risk of confusion.  They contain no material information, nor are they required for an understanding of the agreement; and

●
Schedule 5 are Austrian stamp duty guidelines intended to assist the parties in documenting actions under the agreement in compliance with relevant regulations.  This schedule does not contain any material information nor is it required for an understanding of the agreement.

Exhibit 4.13 -- Credit Agreement dated August 27, 2009

We have filed all material schedules to this exhibit.  We have omitted the following non-material schedules (which are substantively equivalent to the schedules omitted from Exhibit 4.10 and 4.12):

●	Schedules 3, 5 to 8 and 16: please see Schedules 3, 5 to 8 and 16 of Exhibit 4.10 for a description of these schedules;
●	Schedule 11: please see Schedule 11 of Exhibit 4.10 for a description of this schedule;
●	Schedule 12: please see Schedule 5 of Exhibit 4.12 for a description of this schedule; and
●	Schedule 13 and 14: please see Schedules 12 and 13 of Exhibit 4.10 for a description of these schedules

Exhibit 4.16-- Lock-up Deed between M-real Corporation and Sappi Limited dated September 29, 2008

This agreement has only one schedule, a form of deed of adherence, which we have omitted as it is merely a form to aid the parties in taking certain actions under the agreement in an efficient manner, avoiding the risk of confusion.  It contains no material information, nor is it required for an understanding of the agreement.

Exhibit 4.18-- Indenture dated as of July 29, 2009

We have filed all material exhibits to this document.  We have omitted the following non-material exhibits:

●
Exhibit B, C and D are forms of certificates of transfers and exchange as well as of a notation of guarantee.  These exhibits are merely forms to aid the parties in taking certain actions under the agreement in an efficient manner, avoiding the risk of confusion.  Such forms contain no material information, nor are they required for an understanding of the agreement; and

●	Exhibit E is a form of supplemental indenture. We have filed an executed First Supplemental Indenture as Exhibit 4.19 of our Annual Report on Form 20-F.

Comment No. 3

SEC Staff Comments

Group Annual Financial Statements
Reports of the Independent Registered Public Accounting Firm. F-2

3.
We note that the reports of your independent registered public accounting firm here and per page 153 do not disclose the city where issued.  Please confirm that in future filings on Form 20-F, you will provide a compliant audit report and attestation report on internal control over financial reporting in accordance with Item 2-02(a) of Regulation S-X.

Company’s Response to Comment 3

We confirm that in future filings on Form 20-F, we will provide a compliant audit report and attestation report on internal control over financial reporting in accordance with Item 2-02(a) of Regulation S-X, which will contain the city of issue of the independent registered public accounting firm.

If you would like to discuss any of the Company’s responses to the comments, please contact the undersigned.

In addition to addressing the above SEC staff comments, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F.  We further acknowledge that, despite SEC staff comments and the Company’s changes to disclosure in response to such comments, the SEC retains the right to take action on the filings, and the staff’s position is that comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Yours faithfully,

By: /s/ L Newman

Mr. Laurence Newman Group Financial Controller Sappi Limited

Direct telephone number + 27 11 407 8079,  direct fax number + 27 11 403 8854

Copy to:

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Mr. Roeloff Boëttger
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr. Mark Thompson
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr, George Stephanakis
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London
EC2Y 9HR
United Kingdom

Mr. Michael Comber
Deloitte & Touche
Private Bag X6
Gallo Manor
2052
Republic of South Africa